Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES PLAZA CENTERS SHARE PURCHASE
PROGRAMME

Tel Aviv, Israel, October 20, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) which currently owns, indirectly, 68.4% of Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”), today announces its intention to purchase issued share capital of Plaza through a series of on-market purchases of Plaza’s shares. Elbit’s purchase of Plaza’s shares shall be within the below-mentioned limit of Plaza’s repurchase programme.

In addition, Plaza today announces its intention to commence a share repurchase programme.

Elbit and Plaza intends to purchase up to 19,323,536 shares, 6.61% of the 292,431,381 shares currently in issue. The shares will be purchased on market on the London Stock Exchange. The buyback programme is expected to last up to a 6-months period, and the purchased shares will be held in treasury.  Purchases will be subject to a cap on price equal to the higher of (i) an amount equal to 105% of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) the last independent trade and the highest current independent bid on the London Stock Exchange Daily Official List.

This announcement shall not be deemed a commitment to purchase any shares. The repurchase programme may be suspended or discontinued at any time.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com
Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com